CUSIP No. 75061P 10 2	Page 1 of 10 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

RAE Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75061P 10 2

(CUSIP Number)

Robert I. Chen

1339 Moffett Park Drive

Sunnyvale, CA 95112

(408) 752-0723

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75061P 10 2	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Robert I. Chen1 1—As relates to Robert I. Chen and Lien Q.C. Chen Revocable Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,632,749 8 SHARED VOTING POWER 15,927,905 9 SOLE DISPOSITIVE POWER 15,632,749 10 SHARED DISPOSITIVE POWER 15,927,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,927,905 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%, based upon 57,452,670 shares as of February 11, 2005.
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 75061P 10 2	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: Robert I. Chen 2001 Annuity Trust UTA dated December 2001 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 137,528 8 SHARED VOTING POWER 15,927,905 9 SOLE DISPOSITIVE POWER 137,528 10 SHARED DISPOSITIVE POWER 15,927,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,927,905 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%, based upon 57,452,670 shares as of February 11, 2005.
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 75061P 10 2	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 137,528 8 SHARED VOTING POWER 15,927,905 9 SOLE DISPOSITIVE POWER 137,528 10 SHARED DISPOSITIVE POWER 15,927,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,927,905 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%, based upon 57,452,670 shares as of February 11, 2005.
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 75061P 10 2	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: Robert I. and Lien Q.C. Chen, as Joint Tenants I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,000 8 SHARED VOTING POWER 15,927,905 9 SOLE DISPOSITIVE POWER 20,000 10 SHARED DISPOSITIVE POWER 15,927,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,927,905 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%, based upon 57,452,670 shares as of February 11, 2005.
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 75061P 10 2	Page 6 of 10 Pages

Item 1. Security and Issuer.

This Schedule 13D/A amends and restates a Schedule 13D/A filed on January 28, 2004 with the Securities and Exchange Commission (the “Original Schedule 13D”) and relates to shares of Common Stock of RAE Systems Inc., a Delaware corporation (“RAE”). RAE’s principal executive offices are located at 1339 Moffett Park Drive, Sunnyvale, CA 94089.

Item 2. Identity and Background.

Robert I. Chen is the Chairman and Chief Executive Officer of RAE. Mr. Chen’s business address is 1339 Moffett Park Drive, Sunnyvale, CA 94089. During the last five years, Mr. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Chen is a citizen of the United States of America. Ms. Lien Q. Chen is married to Mr. Robert I. Chen.

Lien Q. Chen is director of information technology and order administration of RAE. Mrs. Chen’s business address is 1339 Moffett Park Drive, Sunnyvale, CA 94089. During the last five years, Mrs. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Chen is a citizen of the United States of America. Mr. Robert I. Chen is married to Ms. Lien Q. Chen.

Robert I. and Lien Q. Chen Revocable Trust (the “RLC Trust”) is organized under the laws of the State of California for the purpose of holding assets of Robert I. and Lien Q. Chen in trust. Robert I. and Lien Q. Chen serve as the trustees of the RLC Trust. The business address of the RLC Trust is c/o Robert I. Chen, RAE Systems Inc., 1339 Moffett Park Drive, Sunnyvale, CA 94089. During the last five years, the RLC Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Robert I. Chen 2001 Annuity Trust UTA dated December 19, 2001 (the “RC Trust”) is organized under the laws of the State of California for the purpose of holding assets of Robert I. Chen in trust. Robert I. Chen serves as the trustee of the RC Trust. The business address of the RC Trust is c/o Robert I. Chen, RAE Systems Inc., 1339 Moffett Park Drive, Sunnyvale, CA 94089. During the last five years, the RC Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 75061P 10 2	Page 7 of 10 Pages

Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001 (the “LC Trust”) is organized under the laws of the State of California for the purpose of holding assets of Lien Q.C. Chen in trust. Lien Q.C. Chen serves as the trustee of the LC Trust. The business address of the LC Trust is c/o Lien Q.C. Chen, RAE Systems Inc., 1339 Moffett Park Drive, Sunnyvale, CA 94089. During the last five years, the LC Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Robert I. and Lien Q. Chen are the beneficial owners of 20,000 shares of RAE Common Stock for which they own as joint tenants. Mr. Chen’s business address is 1339 Moffett Park Drive, Sunnyvale, CA 94089. During the last five years, Mr. and Mrs. Chen have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and were not parties to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. and Mrs. Chen are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

At the time of the filing of the Schedule 13D/A on January 28, 2004, the filers reported in this Schedule beneficially owned 16,239,905 shares of RAE Common Stock. These shares were held as follows:

Name	Amount of Shares
Robert I. Chen Annuity Trust UTA dated 2001 (RC Trust)	4,413,767
Lien Q. Chen Annuity Trust UTA dated 2001 (LC Trust)	4,413,767
Robert I. and Lien Q. Chen	1,217,611
Robert I. Chen	3,097,380
Lien Q. Chen	3,097,380

Since the last filing of the Schedule 13D/A on January 29, 2004, Robert I. and Lien Q. Chen transferred a total of 1,197,511 shares of RAE Common Stock held in both their names to the RLC Trust. In addition, Robert I. and Lien Q. Chen each transferred 3,097,380 held in their respective names to the RLC Trust and each transferred 4,276,239 shares of RAE Common Stock from their respective 2001 Annuity Trusts dated 2001 to the RLC Trust.

During the same period, Robert I. and Lien Q. Chen disposed of 100,000 shares of RAE Common Stock and gifted 212,000 shares of RAE Common Stock to a charitable trust for which they disclaim any beneficial ownership through the RLC trust. As of this filing, Robert I. and Lien Q. Chen beneficially own 15,927,905, held as follows:

Name	Amount of Shares
Robert I. and Lien Q. Revocable Trust (RLC Trust)	15,632,749
Robert I. Chen Annuity Trust UTA dated 2001 (RC Trust)	137,528
Lien Q. Chen Annuity Trust UTA dated 2001 (LC Trust)	137,528
Robert I. and Lien Q. Chen	20,000

CUSIP No. 75061P 10 2	Page 8 of 10 Pages

Item 5. Interest in Securities of the Issuer.

For purposes of Rule 13d-3, Mr. Chen is the beneficial owner of 15,927,905 of Common Stock. Such shares represent approximately 27.7% of RAE’s Common Stock based upon approximately 57,452,670 shares of RAE Common Stock outstanding as of February 11, 2005. Of the shares he beneficially owns, Mr. Chen has sole voting and power of disposition over 137,528 shares, and shared voting and power of disposition over 15,927,905 shares.

For purposes of Rule 13d-3, Ms. Chen is the beneficial owner of 15,927,905 shares of Common Stock. Such shares represent approximately 27.7% of RAE’s Common Stock based upon approximately 57,452,670 shares of RAE Common Stock outstanding as of February 11, 2005. Of the shares she beneficially owns, Ms. Chen has sole voting and power of disposition over 137,528 shares, and shared voting and power of disposition over 15,927,905 shares.

For purposes of Rule 13d-3, the RLC Trust is the beneficial owner of 15,927,749 shares of Common Stock, representing approximately 27.7% of RAE’s Common Stock. Of the shares it beneficially owns, it has sole voting and power of disposition over 15,632,849 shares or 27.2% of RAE Common Stock outstanding as of February 11, 2005.

For purposes of Rule 13d-3, the RC Trust is the beneficial owner of 15,927,905 shares of Common Stock. Of the shares it beneficially owns, it has sole voting and power of disposition over 137,528 shares or less than 1.0% of RAE Common Stock outstanding as of February 11, 2005.

For purposes of Rule 13d-3, the LC Trust is the beneficial owner of 15,927,905 shares of Common Stock. Of the shares it beneficially owns, it has sole voting and power of disposition over 137,528 shares or less than 1.0% of RAE Common Stock outstanding as of February 11, 2005.

For purposes of Rule 13d-3, Robert I. and Lien Q. Chen are the beneficial owners of 15,927,905 shares of Common Stock for which they own as joint tenants. Of the shares they beneficially own, they have sole voting and power of disposition over 20,000 shares or less than 1.0% of RAE Common Stock outstanding as of February 11, 2005.

Except as described in Item 4 above, the filers have not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

None

CUSIP No. 75061P 10 2	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2005	Robert I. Chen and Lien Q.C. Chen, as Joint Tenants

	By:	/s/ Robert I. Chen
Robert I. Chen

Date: March 3, 2005	Robert I. Chen 2001 Annuity Trust UTA dated December 2001

	By:	/s/ Robert I. Chen
Robert I. Chen Trustee

Date: March 3, 2005	Robert I. and Lien Q.C. Chen Revocable Trust

	By:	/s/ Robert I. Chen
Robert I. Chen Trustees

Date: March 3, 2005	Lien Q.C. Chen 2001 Annuity Trust UTA dated December 2001

	By:	/s/ Lien Q.C. Chen
Lien Q.C. Chen Trustee

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D/A dated March 3, 2005 with respect to the common stock of RAE Systems Inc. is, and any amendments hereto signed by each the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d) under the Securities Exchange Act of 1934, as amended.

Dated March 3, 2005

Robert I. Chen and Lien Q.C. Chen, as Joint Tenants

By:	/s/ Robert I. Chen
Robert I. Chen

Robert I. Chen 2001 Annuity Trust UTA dated December 2001

By:	/s/ Robert I. Chen
Robert I. Chen Trustee

Robert I. and Lien Q.C. Chen Revocable Trust

By:	/s/ Robert I. Chen
Robert I. Chen Trustee

Lien Q.C. Chen 2001 Annuity Trust UTA dated December 2001

By:	/s/ Lien Q.C. Chen
Lien Q.C. Chen Trustee